Exhibit 99.9

CONSENT OF APPOINTED ACTUARY

I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2022 of my Appointed Actuary’s Report to the Shareholders dated February 15, 2023 (the “Report”), relating to the valuation of the policy liabilities and reinsurance recoverables of the Company for its Consolidated Statements of Financial Position as at December 31, 2022 and 2021 and their change in the Consolidated Statements of Income for the years then ended.

/s/ Steven A. Finch
Steven A. Finch Chief Actuary Fellow, Canadian Institute of Actuaries Toronto, Canada

Date: February 15, 2023